                                         Rule 424(b)(5)
                                         Registration Statement No. 333-62019

Pricing Supplement
----------------------------------------
(To Prospectus dated October 5, 1998)

                                  $15,000,000

                           SOUTH JERSEY GAS COMPANY
      6.57% SECURED MEDIUM TERM NOTES, SERIES A 2001-2 DUE JULY 15, 2011

                           ------------------------

     The Secured Medium Term Notes, Series A 2001-2 (the "Notes") bear interest at the rate of 6.57% per year. Interest on the Notes is payable semiannually in arrears on January 15 and July 15 of each year, beginning on January 15, 2002. The Notes will mature on July 15, 2011.

     We have issued first mortgage bonds as collateral to secure the Notes and other notes issued under an indenture described in this pricing supplement. On the date that we have retired all of our first mortgage bonds, other than first mortgage bonds securing the Notes, the Notes will either become unsecured and rank equally with all of our other unsecured indebtedness or be secured by substitute collateral mortgage bonds.

     Our timely payment of the regularly scheduled principal and interest on the Notes will be insured by a financial guaranty insurance policy issued by Ambac Assurance Corporation.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this pricing supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

                                                                              PER NOTE             TOTAL
                                                                              --------             -----
Public Offering Price (1).............................................        $1,000.00            $15,000,000
Agent's Commission....................................................        $   12.93            $   193,950
Proceeds, before expenses, to South Jersey Gas Company................        $  987.07            $14,806,050

(1)  Interest will accrue from the date of original issuance of the Notes.

     The expenses associated with the offer and sale of the Notes are expected to be $260,000.

     The Notes will be ready for delivery in book-entry form only through The Depository Trust Company ("DTC") on or about July 17, 2001.


                            ----------------------

                         FIRST UNION SECURITIES, INC.

                            ----------------------

             The date of this pricing supplement is July 10, 2001.

                               TABLE OF CONTENTS

                              Pricing Supplement
                              ------------------

                                                                 PAGE
                                                                 ----
Forward-Looking Statements.....................................   S-3
Summary of the Offering........................................   S-4
Use of Proceeds................................................   S-6
Capitalization.................................................   S-6
Ratio of Earnings to Fixed Charges.............................   S-7
Description of the Notes.......................................   S-7
Ambac Assurance Corporation....................................   S-9
Ratings........................................................  S-12
Experts........................................................  S-12
Legal Opinions.................................................  S-13
Appendix A -- Form of Policy...................................  S-14

                                   Prospectus
                                   ----------

                                                                 PAGE
                                                                 ----
Available Information..........................................    2
Incorporation of Certain Documents by Reference................    2
The Company....................................................    3
Use of Proceeds................................................    3
Description of Securities......................................    3
Description of Notes...........................................    4
Description of the Pledged Bond................................   13
Plan of Distribution...........................................   18
Legal Matters..................................................   20
Experts........................................................   20

     You should rely only on the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this pricing supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front cover of those documents only. Our business, financial condition, results of operations and prospects may have changed since that date. In this pricing supplement and the accompanying prospectus, "South Jersey," "us," "we" and "our" refer to South Jersey Gas Company.

                          FORWARD-LOOKING STATEMENTS

          Statements contained in or incorporated by reference into this pricing supplement or the accompanying prospectus contain certain forward-looking statements concerning projected financial and operating performance, future plans and courses of action and future economic conditions. All such statements other than statements of historical fact are forward-looking statements. These forward-looking statements are intended to be covered by the safe-harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting us and involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and actual results could differ materially from those expressed or implied in the forward-looking statements. Also, in making forward-looking statements, we assume no duty to update these statements should expectations change or actual results and events differ from current expectations. A number of factors could cause our actual results to differ materially from those anticipated, including, but not limited to the following: general economic conditions on an international, federal, state and local level; weather conditions in our marketing areas; regulatory and court decisions; competition in our regulated activities; the availability and cost of capital; costs and effects of legal proceedings and environmental liabilities; and changes in business strategies.

                            SUMMARY OF THE OFFERING

     The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere in this pricing supplement and in the accompanying prospectus.

                           South Jersey Gas Company

     We are a regulated New Jersey public utility and are the principal subsidiary of South Jersey Industries, Inc. ("SJI"). We are a gas distribution utility that supplies natural gas to residential, commercial and industrial customers in the southern part of New Jersey. We also make off-system sales of natural gas on a wholesale basis to various customers on the interstate pipeline system and transport natural gas purchased directly from producers or suppliers by some of our customers.

     As of March 31, 2001, we served approximately 284,000 residential, commercial and industrial customers throughout 112 municipalities in Atlantic, Cape May, Cumberland, and Salem counties and portions of Burlington, Camden and Gloucester Counties, New Jersey. Our service territory covers approximately 2,500 square miles and has an estimated permanent population of 1.2 million.
Gas sales, transportation and capacity release for fiscal 2000 amounted to 132,528 MMcf (million cubic feet), of which approximately 53,757 MMcf was firm sales and transportation, 3,229 MMcf was interruptible sales and transportation and 75,542 MMcf was off-system sales and capacity release. For the fiscal year ended December 31, 2000, the breakdown of firm sales includes 35.6% residential, 11.5% commercial, 3.8% cogeneration and electric generation, 0.5% industrial and other and 48.6% transportation. We are regulated as to rates and other matters by the New Jersey Board of Public Utilities.

     Our executive offices are located at 1 South Jersey Plaza, Route 54, Folsom, New Jersey 08037 and our telephone number is (609) 561-9000.

                              The Notes Offering

Secured Medium Term Notes     South Jersey is offering $15,000,000 aggregate
Offered                       principal amount of Secured Medium Term Notes,
                              Series A 2001-2. The Notes will bear interest at a rate of 6.57% per year, which will be payable semiannually in arrears on January 15 and July 15 of each year, beginning on January 15, 2002.

Date of Maturity              The Notes will mature on July 15, 2011.

Record Date                   South Jersey will make payments to the holders
                              of record on the January 1 and July 1 prior to each January 15 and July 15, respectively.

Insurance                     The timely payment of the regularly scheduled
                              principal and interest on the Notes will be insured by a financial guaranty insurance policy issued by Ambac Assurance Corporation that will be issued at the same time the Notes are delivered.

Security South Jersey has issued first mortgage bonds as collateral to secure the notes issued under the
                              Note Indenture, including the Notes. On the date that we have retired all of our first mortgage bonds, other than first mortgage bonds securing the Notes, the Notes will either become unsecured and rank equally with all of our other unsecured indebtedness or be secured by substitute mortgage bonds.

Ratings South Jersey anticipates that the Notes will be rated "AAA" by Standard & Poor's Ratings Group and "Aaa" by Moody's Investors Services, Inc.

Use of Proceeds               South Jersey estimates that the net proceeds of
                              the offering will be approximately $14,546,050.
                              South Jersey intends to use the proceeds from the offering of the Notes to repay short-term debt.

Ratio of Earnings to Fixed    South Jersey's ratio of earnings to fixed charges
Charges                       for the twelve months ended March 31, 2001 and
                              each of the years ended December 31, 2000, 1999, 1998, 1997 and 1996 was 2.5x, 2.6x, 2.5x, 2.2x,
                              2.6x and 2.5x, respectively.

                                USE OF PROCEEDS

     We estimate that the net proceeds from this offering will be $14,546,050, after deducting the estimated offering expenses of $453,950 including the Agent's commission. We intend to use the net proceeds to repay short-term debt. As of July 11, 2001, we had $141.2 million of short-term debt (excluding current maturities of long-term debt). We borrowed our short-term debt from six commercial banks at a weighted average interest rate of 4.571% and with maturities ranging from one to 27 days. A significant portion of our short-term debt was incurred to finance the expansion of and improvements to our natural gas transmission and distribution system.

                                CAPITALIZATION

     The following table sets forth South Jersey's capitalization at March 31, 2001, and as adjusted to reflect the issuance of the Notes and the issuance on July 12, 2001 of $10,000,000 principal amount of the Company's 6.74% Secured Medium Term Notes, Series A 2001-1 (the "Series 2001-1 Notes") and the anticipated use of the estimated net proceeds from each of such issuances. The following data are qualified in their entirety by reference to, and should be read together with, the detailed information and financial statements appearing in the documents incorporated in this pricing supplement and the accompanying prospectus.

                                           At March 31, 2001
                                      --------------------------
                                                    As
                                      Actual        Adjusted(1)
                                      ---------     ------------
                                         (dollars in thousands)
Long-Term Debt (including
 capital leases and excluding
 current maturities)(2)............   $ 199,793     $ 224,793

Common Equity......................   $ 209,858     $ 209,858

Preferred Stock and Securities.....   $  36,804     $  36,804
                                      ---------     ---------
Total Capitalization...............   $ 446,455     $ 471,455
                                      =========     =========
Short-Term Debt (including
 current maturities of
 long-term debt)(2)................   $ 104,376     $  80,110
                                      =========     =========

-------------------------

(1) Adjusted for the sale of the Notes and the Series 2001-1 Notes at par.
(2) Current maturities of long-term debt at March 31, 2001 were $11,876,000.


                      RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth South Jersey's ratio of earnings to fixed charges for the periods indicated.

                                 Twelve Months
                                 Ended            Year Ended December 31,
                                 March 31,        ----------------------------
                                 2001             2000  1999  1998  1997  1996
                                 ------------     ----  ----  ----  ----  ----
Ratio of Earnings to Fixed
  Charges.................            2.5x        2.6x  2.5x  2.2x  2.6x  2.5x

-------------------------

     The ratio of earnings to fixed charges represents, on a pre-tax basis, the number of times earnings cover fixed charges. Earnings consist of net income, to which has been added fixed charges and taxes based on our income, excluding the cumulative effect of an accounting change. Fixed charges consist of interest charges and preferred securities dividend requirements and an interest factor in rentals.

                           DESCRIPTION OF THE NOTES

     Set forth below is a description of the specific terms of the Notes. This description supplements, and should be read together with, the description of the general terms and provisions of the securities set forth in the accompanying prospectus under the caption "Description of the Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus and the indenture dated as of October 1, 1998, as supplemented on June 29, 2000, July 5, 2000 and July 9, 2001 (the "Note Indenture") between South Jersey and The Bank of New York, as trustee (the "Note Trustee"), pursuant to which the Notes will be issued.

General

     The Notes will be issued as a series of Secured Medium Term Notes, Series A, under the Note Indenture. The Notes will be limited in aggregate principal amount to $15,000,000.

     The entire principal amount of the Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on July 15, 2011. The Notes are not subject to any sinking fund provision.

     The Notes are available for purchase in denominations of $1,000 and integral multiples of $1,000.

Interest

     Each Secured Medium Term Note will bear interest at 6.57% per year from the date of original issuance, payable semiannually in arrears on January 15 and July 15 of each year (each, an "Interest Payment Date"), to the person in whose name such Secured Medium Term Note is registered at the close of business on the January 1 or July 1 preceding the respective Interest Payment Date. The initial Interest Payment Date is January 15, 2002. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any Interest Payment Date is not a business day, then payment of the interest will be made on the next business day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on the Interest Payment Date.

Special Insurance Provisions of the Note Indenture

     Notwithstanding any other provision of the Note Indenture, so long as Ambac Assurance Corporation (the "Insurer") is not in default under the policy, the Insurer shall be entitled to control and direct the enforcement of all rights and remedies with respect to the Notes.

     No amendment to the Note Indenture which requires noteholder consent or which affects the rights of the Insurer may be made without the prior written consent of the Insurer.

Company Purchases

     Subject to applicable law (including, without limitation, United States federal securities laws), South Jersey or its affiliates may, at any time and from time to time, purchase outstanding Notes by tender, in the open market or by private agreement.

Security; Substitution Date

     South Jersey's First Mortgage Bond, 10% Medium Term Notes Series A (the "Pledged Bond") has been issued under the Indenture of First Mortgage, dated October 1, 1947, as heretofore supplemented and amended by supplemental indentures, including a Twenty-Second Supplemental Indenture (the "New Supplement") (such Indenture of First Mortgage, as supplemented, is herein referred to as the "Mortgage"), all from South Jersey to The Bank of New York, as successor trustee to Guaranty Bank (the "Mortgage Trustee"), and pledged to the Note Trustee under the Note Indenture to secure notes issued under the Note Indenture, including the Notes. Until the Substitution Date (as defined below), the Notes will be secured by the Pledged Bond issued and delivered by us to the Note Trustee.

     The "Substitution Date" will be the date that all First Mortgage Bonds of South Jersey issued and outstanding under the Mortgage other than the Pledged Bond (the "First Mortgage Bonds") have been retired (at, before or after the maturity thereof) through payment, redemption or otherwise (including those First Mortgage Bonds deemed to be paid within the meaning of the Mortgage). On the Substitution Date, the Note Trustee will deliver to us for cancellation the Pledged Bond, and we will cause the Note Trustee to provide notice to all holders of Notes of the occurrence of the Substitution Date. As a result, on the Substitution Date, the Pledged Bond will cease to secure the Notes, and, at our option, the Notes will either (1) become unsecured general obligations of South Jersey or (2) be secured by substituted pledged bonds.

     Prior to the Substitution Date, South Jersey shall make payments of the principal of, and premium or interest on, the Pledged Bond to the Note Trustee, which payments shall be applied by the Note Trustee to satisfaction of all obligations then due on the Notes.

     If South Jersey does not elect to have the Notes become unsecured on the Substitution Date, South Jersey will simultaneously issue and deliver to the Note Trustee, as security for the Notes, a substituted pledged bond. The substituted pledged bond will have the same interest rate, interest payment dates, stated maturity date and redemption provisions, and will be in the same aggregate principal amount, as all notes issued under the Note Indenture then outstanding. South Jersey will be required to give notice to the holders of the Notes of the occurrence of the Substitution Date.

     In the event South Jersey elects to have the Notes become unsecured on the Substitution Date, South Jersey's ability to create, assume or incur certain liens or to enter into certain financing transactions will be restricted as described in "Description of the Notes -- Limitations on Liens" in the accompanying prospectus.

                          AMBAC ASSURANCE CORPORATION

     The following information has been furnished by Ambac Assurance Corporation (the "Insurer") for use in this pricing supplement. No representation is made by South Jersey or the Underwriters as to the accuracy or completeness of such information. Reference is made to Appendix A for a specimen of the Insurer's policy.

The Policy


     The Insurer has committed to issue a financial guaranty insurance policy (the "Policy") relating to the Notes effective as of the date of issuance of the Notes. Under the terms of the Policy, the Insurer will pay to The Bank of New York, in New York, New York, or any successor thereto (the "Insurance Trustee"), that portion of the principal of and interest on the Notes which shall become Due for Payment but shall be unpaid by reason of Nonpayment by the Issuer (as such terms are defined in the Policy). The Insurer will make such payments to the Insurance Trustee on the later of the date on which such principal and interest becomes Due for Payment or within one business day following the date on which the Insurer shall have received notice of Nonpayment from the Note Trustee. The insurance will extend for the term of the Notes and, once issued, cannot be canceled by the Insurer.

     The Policy will insure payment only on stated maturity dates, in the case of principal, and on stated dates for payment, in the case of interest. In the event of any acceleration of the principal of the Notes by reason of mandatory or optional redemption and insufficient funds are available for redemption of all outstanding Notes, the Insurer will remain obligated to pay principal of and interest on any outstanding Notes on the originally scheduled interest and principal payment dates. In the event of any acceleration of the principal of the Notes, the insured payments will be made at such times and in such amounts as would have been made had there not been an acceleration.

     In the event the Note Trustee has notice that any payment of principal of or interest on a Note which has become Due for Payment and which is made to a noteholder by or on behalf of South Jersey has been deemed a preferential transfer and theretofore recovered from its registered owner pursuant to the United States Bankruptcy Code in accordance with a final, nonappealable order of a court of competent jurisdiction, such registered owner will be entitled to payment from the Insurer to the extent of such recovery if sufficient funds are not otherwise available.

     The Policy does not insure any risk other than Nonpayment, as defined in the Policy. Specifically, the Policy does not cover:

1. payment on acceleration, as a result of a call for redemption (other than mandatory sinking fund redemption) or as a result of any other advancement of maturity.

2.  payment of any redemption, prepayment or acceleration premium.

3. nonpayment of principal or interest caused by the insolvency or negligence of the Note Trustee or paying agent, if any.

     If it becomes necessary to call upon the Policy, payment of principal requires surrender of Notes to the Insurance Trustee together with an appropriate instrument of assignment so as to permit ownership of such Notes to be registered in the name of the Insurer to the extent of the payment under the Policy. Payment of interest pursuant to the Policy requires proof of noteholder entitlement to interest payments and an appropriate assignment of the noteholder's right to payment to the Insurer.

     Upon payment of the insurance benefits, the Insurer will become the owner of the Note, appurtenant coupon, if any, or right to payment of principal or interest on such Note and will be fully subrogated to the surrendering noteholder's rights to payment.

The Insurer

          The Insurer is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, the Commonwealth of Puerto Rico and the Territory of Guam. The Insurer primarily insures newly issued municipal and structured finance obligations. The Insurer is a wholly-owned subsidiary of Ambac Financial Group, Inc. (formerly, AMBAC Inc.), a 100% publicly-held company. Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Credit Market Services, a division of The McGraw-Hill Companies ("S&P") and Fitch, Inc. have each assigned a triple-A financial strength rating to the Insurer.

          The consolidated financial statements of the Insurer and its subsidiaries as of December 31, 2000 and December 31, 1999 and for each of the years in the three-year period ended December 31, 2000, prepared in accordance with accounting principles generally accepted in the United States of America, included in the Annual Report on Form 10-K of Ambac Financial Group, Inc., the parent company of the Insurer, which was filed with the Securities and

Exchange Commission on March 28, 2001, Commission File No. 1-10777; and the unaudited consolidated financial statements of the Insurer and subsidiaries as of March 31, 2001 and for the periods ended March 31, 2001 and March 31, 2000, included in the Quarterly Report on Form 10-Q of Ambac Financial Group, Inc. for the period ended March 31, 2001 which was filed with the Securities and Exchange Commission on May 15, 2001, are incorporated by reference into this pricing supplement and are deemed to constitute a part of this pricing supplement. Any statement contained in a document incorporated by reference shall be modified or superseded for the purposes of this pricing supplement to the extent that a statement contained or incorporated by reference in this pricing supplement also modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this pricing supplement.

          All financial statements of Ambac Financial Group, Inc. and its subsidiaries included in documents filed by Ambac Financial Group, Inc. with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, subsequent to the date of this pricing supplement and prior to the termination of the offering of the Notes are deemed to be incorporated by reference into this pricing supplement and to be a part of this pricing supplement from the respective dates of filing of the financial statements.

          The following table sets forth the capitalization of the Insurer as of December 31, 1999, December 31, 2000 and March 31, 2001, respectively, in conformity with accounting principles generally accepted in the United States of America.

                          Ambac Assurance Corporation
                       Consolidated Capitalization Table
                             (dollars in millions)

----------------------------------------------------------------------------------------------------------
                                                            December 31,          December 31,          March 31,
                                                                1999                  2000                2001
                                                                ----                  ----                ----
                                                                                                       (Unaudited)
Unearned premiums                                           $  1,442              $  1,556            $  1,564
Other liabilities                                                524                   581                 699
                                                            --------              --------            --------
Total liabilities                                              1,966                 2,137               2,263
                                                            --------              --------            --------

Stockholder's equity
    Common stock                                                  82                    82                  82
    Additional paid-in capital                                   752                   760                 760
    Accumulated other comprehensive income (loss)                (92)                   82                 101
    Retained earnings                                          1,674                 2,002               2,086
                                                            --------              --------            --------
Total stockholder's equity                                     2,416                 2,926               3,029
                                                            --------              --------            --------
Total liabilities and stockholder's equity                  $  4,382              $  5,063            $  5,292
                                                            ========              ========            ========

          For additional financial information concerning the Insurer, see the audited and unaudited financial statements of Ambac Financial Group, Inc. incorporated by reference in this pricing supplement. Copies of the financial statements of the Insurer incorporated by reference in this pricing supplement and copies of the annual statement of the Insurer for the year ended December 31, 2000 prepared in accordance with statutory accounting standards are available, without charge, from the Insurer. The address of the Insurer's administrative offices and its telephone number are One State Street Plaza, 19/th/ Floor, New York, New York 10004 and (212) 668-0340.

          The Insurer makes no representation regarding the Notes or the advisability of investing in the Notes and makes no representation regarding, nor has it participated in the preparation of, this pricing supplement other than the information supplied by the Insurer and presented under the heading "AMBAC ASSURANCE CORPORATION" in this pricing supplement and in the financial statements incorporated in this pricing supplement by reference.

                                    RATINGS

     It is anticipated that S&P and Moody's will assign the Notes the ratings of "AAA" and "Aaa," respectively, conditioned upon the issuance and delivery by the Insurer at the time of delivery of the Notes of the Policy, insuring the timely payment of the principal of and interest on the Notes. Such ratings reflect only the views of such rating agencies, and an explanation of the significance of such ratings may be obtained only from such rating agencies at the following addresses: Moody's Investors Service, Inc., 99 Church Street, New York, New York 10007; and Standard & Poor's, 25 Broadway, New York, New York 10004. There is no assurance that such ratings will remain in effect for any period of time or that they will not be revised downward or withdrawn entirely by the rating agencies if, in their judgment, circumstances warrant. Neither South Jersey nor the Underwriters have undertaken any responsibility to oppose any proposed downward revision or withdrawal of a rating on the Notes. Any such downward revision or withdrawal of such ratings may have an adverse effect on the market price of the Notes.

     At present, each of such rating agencies maintains four categories of investment grade ratings. They are for S&P -- AAA, AA, A and BBB and for Moody's -- Aaa, Aa, A and Baa. S&P defines "AAA" as the highest rating assigned to a debt obligation. Moody's defines "Aaa" as representing the best quality debt obligation carrying the smallest degree of investment risk.

                                    EXPERTS

     The financial statements and the related financial statement schedules included in our Annual Report on Form 10-K for the year ended December 31, 2000 incorporated in this pricing supplement and the accompanying prospectus by reference have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Ambac Assurance Corporation and subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 are incorporated by reference in this pricing supplement and registration statement in reliance on the report of KPMG LLP, independent certified public accountants, incorporated by reference in this pricing supplement and upon the authority of said firm as experts in accounting and auditing.

                                LEGAL OPINIONS

     Certain legal matters will be passed upon for South Jersey by Cozen and O'Connor, Philadelphia, Pennsylvania, counsel to South Jersey. Certain legal matters will be passed upon for the Underwriters by Chapman and Cutler, Chicago, Illinois.

                         APPENDIX A -- FORM OF POLICY

AMBAC                                       Ambac Assurance Corporation
                                            One State Street Plaza, 15/th/ Floor
Financial Guaranty Insurance Policy         New York, New York 10004
                                            Telephone: (212) 668-0340


Obligor:                                    Policy Number:


Obligations:                                Premium:


Ambac Assurance Corporation (Ambac), a Wisconsin stock insurance corporation, in consideration of the payment of the premium and subject to the terms of this Policy, hereby agrees to pay to The Bank of New York, as trustee, or its successor (the "Insurance Trustee"), for the benefit of the Holders, that portion of the principal of and interest on the above-described obligations (the "Obligations") which shall become Due for Payment but shall be unpaid by reason of Nonpayment by the Obligor.

Ambac will make such payments to the Insurance Trustee within one (1) business day following written notification to Ambac of Nonpayment. Upon a Holder's presentation and surrender to the Insurance Trustee of such unpaid Obligations or related coupons, uncanceled and in bearer form and free of any adverse claim, the Insurance Trustee will disburse to the Holder the amount of principal and interest which is then Due for Payment but is unpaid. Upon such disbursement, Ambac shall become the owner of the surrendered Obligations and/or coupons and shall be fully subrogated to all of the Holder's rights to payment thereon.

In cases where the Obligations are issued in registered form, the Insurance Trustee shall disburse principal to a Holder only upon presentation and surrender to the Insurance Trustee of the unpaid Obligation, uncanceled and free of any adverse claim, together with an instrument of assignment, in form satisfactory to Ambac and the Insurance Trustee duly executed by the Holder or such Holder's duly authorized representative, so as to permit ownership of such Obligation to be registered in the name of Ambac or its nominee. The Insurance Trustee shall disburse interest to a Holder of a registered Obligation only upon presentation to the Insurance Trustee of proof that the claimant is the person entitled to the payment of interest on the Obligation and delivery to the Insurance Trustee of an instrument of assignment, in form satisfactory to Ambac and the Insurance Trustee, duly executed by the Holder or such Holder's duly authorized representative, transferring to Ambac all rights under such Obligation to receive the interest in respect of which the insurance disbursement was made. Ambac shall be subrogated to all of the Holders' rights to payment on registered Obligations to the extent of any insurance disbursements so made.

In the event that a trustee or paying agent for the Obligations has notice that any payment of principal of or interest on an Obligation which has become Due for Payment and which is made to a Holder by or on behalf of the Obligor has been deemed a preferential transfer and theretofore recovered from the Holder pursuant to the United States Bankruptcy Code in accordance with a final, nonappealable order of a court of competent jurisdiction, such Holder will be entitled to payment from Ambac to the extent of such recovery if sufficient funds are not otherwise available.

As used herein, the term "Holder" means any person other than (i) the Obligor or
(ii) any person whose obligations constitute the underlying security or source of payment for the Obligations who, at the time of Nonpayment, is the owner of an Obligation or of a coupon relating to an Obligation. As used herein, "Due for Payment", when referring to the principal of Obligations, is when the scheduled maturity date or mandatory redemption date for the application of a required sinking fund installment has been reached and does not refer to any earlier date on which payment is due by reason of call for redemption (other than by application of required sinking fund installments), acceleration or other advancement of maturity; and, when referring to interest on the Obligations, is when the scheduled date for payment of interest has been reached. As used herein, "Nonpayment" means the failure of the Obligor to have provided sufficient funds to the trustee or paying agent for payment in full of all principal of and interest on the Obligations which are Due for Payment.

This Policy in noncancelable. The premium on this Policy is not refundable for any reason, including payment of the Obligations prior to maturity. This Policy does not insure against loss of any prepayment or other acceleration payment which at any time may become due in respect of any Obligation, other than at the sole option of Ambac, nor against any risk other than Nonpayment.

In witness whereof, Ambac has caused this Policy to be affixed with a facsimile of its corporate seal and to be signed by its duly authorized officers in facsimile to become effective as its original seal and signatures and binding upon Ambac by virtue of the countersignature of its duly authorized representative.


President                        [SEAL]              Secretary


Effective Date:                                      Authorized Representative

THE BANK OF NEW YORK acknowledges that
it has agreed to perform the duties of
Insurance Trustee under this Policy.                 Authorized Officer of
Form No.: 2B-0012 (1/01)                             Insurance Trustee


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